SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

MEDICAL DISCOVERIES, INC.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE
(Title of Class of Securities)

(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

SEPTEMBER 7, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 58456 E 106	13D	Page 2 of 4 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Mobius Risk Group, LLC EIN # 01-0616875
2	Check the Appropriate Box if a Member of a Group (a) ☐ (See Instructions) (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 54,810,738
	8	Shared Voting Power 0
	9	Sole Dispositive Power 54,810,738
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 54,810,738
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.0%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 58456 E 106	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

This report relates to the common stock, no par value issued by Medical Discoveries, Inc., whose principal executive offices are located at 1388 South Foothill Drive, Suite 266, Salt Lake City, Utah.

Item 2. Identity and Background.

This report is filed on behalf of Mobius Risk Group, LLC, a Texas limited liability company (“Mobius”). Mobius is a commodity advisory firm that provides large energy-consuming companies, utilities and municipalities, and small to mid-sized exploration and production companies with services relating to managing energy risk, energy procurement, asset valuation and management. Mobius also acts as owners’ representative in the development and management of energy engineering and demand reduction opportunities as well as provides a full menu of management reports for budgeting, operations, and regulatory requirements. Its principal office and principal business address is: Three Riverway, Suite 1700, Houston, Texas.

The following persons hold the executive office set forth opposite their name. Each of the following person’s business address is the same as Mobius.

Eric J. Melvin	Chief Executive Officer
Jonathon C. Ragsdale	President and Secretary
Christine Anderson	Chief Operating Officer
Mark Jackson	Senior Vice President
Paul Smith	Senior Vice President

The following persons are members of the Board of Managers of Mobius. Each of the following person’s business address is the same as Mobius.

Eric J. Melvin
Helge Rokenes

Except for Mr. Rokenes, all of the executive officers and Managers of Mobius are employed primarily by Mobius. Mr. Rokenes is primarily employed as portfolio manager for the ABH Investor Group, a private equity investor that owns 20% of the outstanding ownership interests in Mobius.

Neither Mobius nor any executive officer or Manager or Mobius has, within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The securities were acquired in exchange for ownership interests in Global Clean Energy Holdings, LLC, a Delaware limited liability company that owned certain proprietary rights, intellectual property, know-how, business plans, financial projections, contracts, term sheets, business relationships, and other information relating to the cultivation and production of seed oil from the seed of the Jatropha plant, for the purpose of providing feedstock oil intended for the production of methyl ester, otherwise known as bio-diesel. Mobius estimates that the net value of the services contributed to and other investment in Global Clean Energy Holdings, LLC in exchange for such ownership interests was approximately $1,027,453.

Item 4. Purpose of Transaction.

The securities were acquired for investment purposes pursuant to a Share Exchange Agreement dated September 7, 2007 among Medical Discoveries, Inc., Mobius and Richard Palmer, a former executive officer and employee of Mobius who became the President and Chief Executive Officer of the issuer.

CUSIP No. 58456 E 106	13D	Page 4 of 4 Pages

Under the terms of the Share Exchange Agreement Mobius and Palmer transferred all of the outstanding ownership interests in Global Clean Energy Holdings, LLC to Medical Discoveries, Inc. in exchange for 63,945,257 shares of common stock issued by Medical Discoveries, Inc.; of which 54,810,220 were issued in the name of Mobius and 9,135,037 were issued in the name of Palmer. Of the shares issued to Mobius, 23,490,095 are held in escrow and will be re-conveyed to the issuer and cancelled if Medical Discoveries, Inc. does not reach certain performance milestones. All shares issued under the Share Exchange Agreement are restricted and may not be transferred without registration or qualification for an exemption from registration under the Securities Act of 1933 and state securities laws.

The Share Exchange Agreement also provides that Mobius is entitled to nominate one of the five directors of the issuer. Other documents signed by the parties in connection with the Share Exchange Agreement provide for the resignation of Palmer from Mobius, the employment of Palmer and the appointment of Palmer to the board of directors of Medical Discoveries, Inc., the resignation of Ms. Judy Robinnett as the Chief Executive Officer and a director of Medical Discoveries, Inc., and the provision of consulting services by Mobius to Medical Discoveries, Inc.

Item 5. Interest in Securities of the Issuer.

Mobius acquired 54,810,200 share of common stock of Medical Discoveries, Inc., which represent 30.0% of the issued and outstanding shares of Medical Discoveries, Inc. Mobius has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of all shares now owned by Mobius. There have been no transactions by Mobius in shares of Medical Discoveries, Inc. within the preceding 60 days.

Except for Palmer, a former executive officer and employee of Mobius, no executive officer or director of Mobius own any shares of Medical Discoveries, Inc. or have engaged in any transactions in shares of Medical Discoveries, Inc. during the preceding 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Under the terms of the Share Exchange Agreement, 23,490,095 shares issued to Mobius (the “Restricted Shares”) are held in escrow. Of the Restricted Shares, 11,745,048 shares will be released to Mobius if Medical Discoveries, Inc. executes land lease agreements and operation management agreements relating to at least 2,000 hectares suitable for the planting and cultivation of Jatropha Curcas, within one year, and 11,745,047 shares will be released to Mobius if Medical Discoveries, Inc. meets certain share price and market capitalization milestones within two years. Mobius has the right to vote, received dividends, and otherwise enjoy the rights of a holder of the shares held in escrow pending distribution. In the event that Medical Discoveries, Inc. does not meet the specified requirements, the shares held in escrow will be re-conveyed to Medical Discoveries, Inc. and cancelled and the rights of Mobius with respect to any re-conveyed shares will terminate.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2007	Mobius Risk Group, LLC

	By:	/s/ Eric J. Melvin
Eric J. Melvin
Manager